UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.Telecom Argentina S.A. announces consolidated results for the nine month period (“9M20”) and third quarter of fiscal year 2020 (“3Q20”).

Market Cap P$455.4 billion

November 9, 2020

Contacts:

Fernando Balmaceda

(5411) 4968 5222

Solange Barthe Dennin

(5411) 4968 3752

Telecom Argentina S.A.

announces consolidated results for the nine month period
(“9M20”) and third quarter of fiscal year 2020 (“3Q20”)*

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 9M20 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 9M20 and vs. 9M19 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of September 30 of 2020 and 2019 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 11.

▪	For comparative purposes, it is important to highlight that the results restated by inflation corresponding to September 2019 contain the effect of year over year inflation as of September 2020, which amounted to 36.6%.
▪	Consolidated Revenues of Telecom Argentina amounted to P$208,220 million in 9M20, from which Service Revenues totaled P$197,044 million (-3.6% in real terms vs. 9M19). Services Revenues in 3Q20 totaled P$62,844 million (-8.0% vs. 3Q19). As it was established in the Agreement with the National Communications Entity (“ENACOM”), the prices of mobile and fixed telephony, Internet and pay TV did not increase from May 1 to August 31, 2020. In addition, according to the provisions set forth by Decree 690/2020, price increases or modifications established or announced as from July 31, 2020 have been suspended until December 31, 2020.
▪	Mobile clients in Argentina have reached 18.7 million in 9M20 (-150 thousand or -0.8% vs. 2Q20). In turn, cable TV subscribers totaled approximately 3.6 million (+69 thousand or +2.0% vs. 2Q20), while broadband accesses amounted to almost 4.2 million (+78 thousand or +1.9% vs. 2Q20).
▪	Operating Income before Depreciation and Amortization amounted to P$74,455 million in 9M20 (+2.4% vs. 9M19). Operating Income totaled P$ 19,393 million (-1.4% vs. 9M19).
▪	The Company registered a Net Loss of P$1,249 million in 9M20 (-92.8% vs. 9M19). This decrease in the Net Loss vs. 9M19 was mainly due to a reduction in FX losses in a context of lower devaluation in real terms vs. the same period of last year, and also lower income tax charges.
▪	Investments (including rights of use assets) reached P$40,699 million in 9M20, equivalent to 19.5% of Consolidated Revenues.
▪	Net Financial Debt amounted to P$132,450 million in 9M20, (-8.0% in real terms vs. 9M19).

*Unaudited non financial data

	IAS 29	IAS 29
	As of	As of
	September, 30	September, 30	Δ$	Δ%
(in million P$ adjusted by inflation, except where noted)**	2020	2019
Consolidated Revenues	208,220	218,182	(9,962)	-4.6%
Operating Income before D&A	74,455	72,708	1,747	2.4%
Operating Income	19,393	19,672	(279)	-1.4%
Net income (loss) before income tax expense	6,531	(225)	6,756	-
Net Loss attributable to Controlling Company	(1,645)	(17,680)	16,035	-90.7%
Shareholders' equity attributable to Controlling Company	370,734	385,005	(14,271)	-3.7%
Net Financial Debt	(132,450)	(144,035)	11,585	-8.0%
Investments in PP&E, intangible assets & rights of use assets *	40,699	60,030	(19,331)	-32.2%
Fixed lines in service (in thousand lines) ***	2,938	3,272	(334)	-10.2%
Mobile customers (in thousand)	20,889	21,282	(393)	-1.8%
Personal (Argentina)	18,654	18,974	(320)	-1.7%
Núcleo (Paraguay) -including Wimax customers-	2,235	2,308	(73)	-3.2%
Broadband accesses in Argentina (in thousand)	4,173	4,144	30	0.7%
Pay TV Suscribers (in thousand)	3,568	3,515	53	1.5%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	542.7	532.8	9.9	1.9%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	401.2	387.5	13.7	3.5%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	1,199.7	1,333.0	(133.3)	-10.0%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	1,285.3	1,455.6	(170.3)	-11.7%
* (in constant measuring unit.)
**(Figures may not sum up due to rounding)
*** (does not include IP telephony lines, which as of September 30, 2020 amounted to approximately 278 thousand)

* (in constant measuring unit.)

**(Figures may not sum up due to rounding)

*** (does not include IP telephony lines, which as of September 30, 2020 amounted to approximately 278 thousand)

Consolidated Revenues (in million P$)	EBITDA (in million P$)

EBIT (in million P$)	Net Loss (in million P$)

Buenos Aires, November 9, 2020 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), announced today a Net Loss of $1,249 million for the period ended September 30, 2020 (-92.8% vs. 9M19). The Net Loss attributable to the Controlling Company was P$1,645 million.

It is worth mentioning, that the comparative figures for the previous fiscal year have been restated so that the resulting comparative information is presented in terms of the current measurement unit as of September 30, 2020.

The following table shows the evolution of the consumer price index (National CPI) according to the official statistics (INDEC), which were used to restate the figures in constant currency:

	As of December 31, 2018	As of December 31, 2019	As of September 30, 2019	As of September 30, 2020
Price Index Variation
Annual	47.6%	53.8%	53.7%	36.6%
3 year cumulative	147.8%	183.2%	159.9%	194.7%
3 month cumulative since June	n/a	n/a	12.5%	7.7%
9 month cumulative	n/a	n/a	37.7%	22.3%

During 9M20, Consolidated Revenues amounted to P$208,220 million, of which Service Revenues totaled P$197,044 million.

	IAS 29	IAS 29
	9M20	9M19	Δ $	Δ %
Consolidated Revenues (MMP$)	208,220	218,182	(9,962)	(4.6%)
Net loss attributable to Controlling Company (MMP$)	(1,645)	(17,680)	16,035	(90.7%)
Losses attributable to Controlling Company per Share (P$)	(0.8)	(8.2)	7.4
Losses attributable to Controlling Company per ADR (P$)	(3.8)	(41.0)	37.2
Operating income before D&A *	35.8%	33.3%
Operating income *	9.3%	9.0%
Net Loss *	-0.6%	-8.0%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 9M20 and 9M19

Consolidated Operating Revenues

Mobile Services

As of September 30, 2020, mobile clients in Argentina and Paraguay amounted to 20.9 million. In 9M20, mobile services revenues represented P$79,706 million (+P$4,798 million vs. 9M19). The commercial strategy was focused on achieving higher mobile portability through convergent offers and promoting the consumption of mobile internet.

Mobile Services in Argentina

As of September 30, 2020, Personal reached more than 18.7 million subscribers in Argentina (-150 thousand or -0.8% vs. 2Q20). Postpaid clients represented 41% of the subscriber base.

In 9M20, mobile service revenues amounted to P$69,372 million (+6.8% vs 9M19). Mobile internet revenues reached 76% of mobile service revenues (no changes vs. 9M19). The average monthly revenue per user (‘ARPU’ – restated in constant currency as of September 30, 2020) amounted to P$401.2 during 9M20 (+3.5% vs. 9M19). The effect generated by the restatement in terms of the measuring unit as of September 30, 2020, included in the ARPU amounts to P$35.8 and P$144.1, for the 9M20 and 9M19, respectively. Mobile churn was 2.2% (vs. 2.1% in 9M19).

Commercial Initiatives

During the third quarter of the year, Personal launched Mi Negocio Personal, an integrated and personalized virtual store solution designed for entrepreneurs and SMEs. This product was introduced with the objective to continue supporting our clients in a context where they need to have a digital proposal to defend their businesses.

Personal in Paraguay (‘Núcleo’)

As of September 30, 2020, Núcleo’s subscriber base reached 2.2 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues equivalent to P$10,334 million during 9M20 (+3.6% vs. 9M19). Internet revenues represented 51% of 9M20 service revenues (vs. 50% in 9M19).

Cable TV Services

Cable TV service revenues reached P$40,755 million in 9M20 (-P$4,863 million vs. 9M19). As from March 2020, revenues related to local soccer league programming have not been generated, because the activity was suspended but will return during November 2020. Cable TV subscribers totaled almost 3.6 million (+69 thousand or +2.0% vs. 2Q20). Moreover, the monthly Cable TV ARPU (restated in constant currency as of September 30, 2020) reached P$1,285.3 during 9M20. The effect generated by the restatement in terms of the measuring unit as of September 30, 2020, included in the ARPU amounts to P$114.7 and P$541.5, for the 9M20 and 9M19, respectively. Additionally, the average monthly churn during 9M20 was 0.9% (-1.3% when compared to 9M19).

During the third quarter, the Company continued to promote new content and co-productions for its Flow platform, among others, local film titles as part of its strategy to promote the development of national productions.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data reached P$31,955 million in 9M20 (-P$2,229 million vs. 9M19).

As a result, the average monthly revenue billed per user (‘ARBU’ - restated in constant currency as of September 30, 2020) of fixed telephony reached P$542.7 (+1.9% vs. 9M19). The effect generated by the restatement in terms of the measuring unit as of September 30, 2020, included in the ARBU amounts to P$48.5 and P$198.2, for the 9M20 and 9M19, respectively.

During the third quarter, TELECOM | FIBERCORP, continued to develop different initiatives for the corporate segment by providing solutions to companies so that they can continue with their activities, maintaining productivity and growth levels.

Telecom announced its alliance with the IAE Business School, the Business School of Universidad Austral, to work together with entrepreneurs in NAVES, its training, mentoring and networking program, with the aim to strengthen the agents of the digital economy.

Additionally, the Company presented its new IoT agribusiness solution at Expoagro Digital. It is an innovative development of "remote grain monitoring" with automatic switch between fixed and mobile network that guarantees connection and provides tools that allow a better performance and maximum availability of service.

Internet Services

Internet services revenues totaled P$44,053 million during 9M20 (-P$4,938 million vs. 9M19). As of September 30, 2020, total broadband accesses reached almost 4.2 million (+78 thousand or +1.9% vs. 2Q20).

Additionally, broadband ARPU (restated in constant currency as of September 30, 2020) amounted to P$1,199.7 per month in 9M20. The effect generated by the restatement in terms of the measuring unit as of September 30, 2020, included in the ARPU amounts to, approximately, P$107.1 and P$495.9, for the 9M20 and 9M19, respectively.

Moreover, the average monthly churn rate for the period was 1.2% vs. 1.5% in the 9M19. It is worth noting that as of 9M20, 58% of the total customer base had a broadband service of 50Mb or higher (increasing from 33% as of 9M19).

Revenues from equipment sales

Equipment revenues amounted to P$11,176 million (-P$2,565 million vs. 9M19). This reduction was mainly due to a decrease in the quantities sold, partially offset by the increase in the prices of handsets.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$188,827 million in 9M20 (-P$9,683 million or -4.9% vs. 9M19). Excluding D&A and impairment of fixed assets, operating costs showed a reduction of 8.0%, which contributed to generate an increase of the Operating Income before D&A margin (35.8% in 9M20 vs. 33.3% in 9M19).

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$38,668 million (-6.9% vs. 9M19). Total employees amounted to 23,407 in 9M20.

- Interconnection and transmission costs (including TLRD, Roaming, international settlement charges and lease of circuits) totaled P$7,675 million (+10.1% vs. 9M19). This variation was mainly due to higher FX affecting dollar denominated services.

- Fees for services, maintenance, materials and supplies amounted to P$21,848 million (-7.1% vs. 9M19). Fees for services decreased P$257 million during 9M20. On the other hand, maintenance and material costs decreased P$1.425 million compared to 9M19, mainly due to an optimization in the consumption of materials associated with the activity, partially offset by higher costs related to the maintenance of our networks, systems, connection, and disconnection of clients.

- Taxes and fees with regulatory authorities amounted to P$15,771 million (-7.7% vs. 9M19). This decrease is mainly due to lower sales in 9M20 vs 9M19.

- Commissions and advertising (Commissions paid to agents, collection fees and other commissions) totaled P11,501 million (-11.7% vs. 9M19). This decline is due to the sales channel reorganization and to a decrease in advertising related to lower handset sales. All digital contact channels were strengthened, encouraging clients to make all their commercial requests by these means.

- Cost of handsets sold amounted to P$7,236 million (-29.3% vs. 9M19). This decrease is a consequence of lower handset sales in Argentina, which was partially offset by an increase in their purchase price.

- Programming and content costs totaled P$13,645 million (-17.1% vs. 9M19). This reduction is mainly explained by operative efficiencies and withdrawal of signals (mainly related to sports), which were partially offset by price increases in almost all of the other broadcasting signals. Moreover, as from March 2020 there were no costs related to local soccer league programming, because the activity was suspended.

- Other Costs totaled P$17,421 million (+4.8% vs. 9M19), from which bad debt expenses reached P$7,883 million (+32.7% vs. 9M19). Bad debt ratio was 3.8% as of September 30, 2020 (vs. 2.7% in 9M19). Additionally, other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurances, rents, internet capacity, among others), which totaled P$9,538 million (-10.7% vs. 9M19), decreased mainly due to lower charges of rents and internet capacity.

- Depreciation, amortization and impairment of fixed assets amounted P$55,062 million (+3.8% vs. 9M19). This increase was due to the impact of the amortization of assets incorporated after September 30, 2019.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) generated a lower loss of P$13,234 million in 9M20 (vs. a loss of P$19,618 million in 9M19) due to:

in million of P$	9M19	M9M20	$ Var
FX results	-$ 12,033	-$ 4,289	-$ 7,744
Net Interests	-$ 7,188	-$ 10,516	-$ 3,328
Results of investments	-$ 3,066	$ 3,145	$ 6,211
RECPAM	$ 6,507	$ 4,233	-$ 2,274
Debt refinancing results	$ 0	-$ 3,085	$ 3,085
Others	-$ 3,838	-$ 2,722	$ 1,116
Total	-$ 19,618	-$ 13,234	$ 6,384

Consolidated Net Financial Debt

As of September 30, 2020, our net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$132,450 million, decreasing by P$11,585 million or -8.0% when compared to the consolidated net financial debt position as of September 30, 2019, which totaled P$144,035 million (restated in terms of the measuring unit as of September 30, 2020).

Investments in PP&E, intangible assets and rights of use assets

During the 9M20, the Company invested P$40,699 million (-32.2% vs. 9M19). These investments represented 19.5% of consolidated revenues in 9M20, and were focused on:

•    Projects associated with the expansion of Cable TV and Internet services to improve the transmission and access speed offered to customers.

•    Deployment of 4G coverage and capacity to support the growth of our mobile Internet service.

•    Extension of our transmission networks in order to unify the different access technologies, reconverting the copper fixed networks into fiber or hybrid fiber-coaxial networks.

•    Reconversion of systems and advances towards the complete digitization of our operations, aiming to develop an ecosystem of platforms that leverage on connectivity which allow to manage and evolve products and services, with a focus on the digital and convergent experience of our clients.

Thanks to the investments in infrastructure done in recent years, Telecom currently counts with the equipment and systems that allow its network to perform efficiently, supporting the increase of up to 50% in home internet data traffic, 70% in mobile voice services and 30% in mobile data, plus a 75% growth in upstream. The renewal of the Company's core platforms (both oriented to customers and the back office) was another of the key factors that allowed to adapt quickly and continue operating normally during the lockdown period.

Relevant Matters

Decree 690/2020 and amendment to Law No 27.078 (Argentina Digital Law)

On August 22, 2020 was published in the Official Gazette the Decree No. 690/2020 of the National Executive Power, through which it amended the Argentina Digital Law.

As part of the amendments, the status of “competing essential and strategic public services” was introduced to ICT services – fixed telephony, mobile, cable TV and Internet - and to the access to telecommunications networks for and between licensees, being the ENACOM the entity in charge of guaranteeing its effective availability.

The decree mentions that the ENACOM will establish the regulation of ICT services and the suspension of any increases or changes in prices established or announced from July 31, 2020 until December 31, 2020, specifically mentioning the broadcasting services by subscription through physical or radioelectric link and satellite television, as well as fixed or mobile telephony services, in any modality.

The decree has been approved by the Congress in terms of Law No. 26,122, and it has not been regulated yet.

Refinancing of the loans with IFC and IDB Invest

On September 22, 2020, Telecom Argentina refinanced the following loan agreements:

1- The loan agreement between Personal and IFC entered into on October 5, 2016 for up to US$ 400 million.

2- The loan agreement with IFC entered into on March 4, 2019 for up to US$ 450 million.

3- The loan agreement between Personal and IIC entered into on April 7, 2017 for up to US$ 100 million.

4- The loan agreement with IDB Invest entered into on May 29, 2019 for up to US$ 300 million.

In the case of the loans in items 1 and 2 mentioned above, it was agreed to modify the maturity schedule of all principal maturities that operated during 2021, deferring 85% of them for a period between 24 months and 48 months and prepaying the remaining 15% together with accrued interest and other related expenses.

In the case of items 3 and 4, it was agreed to modify the maturity schedule of all principal maturities whose maturity operated during the last quarter of 2020 and in 2021, deferring 85% of them for a period of between 24 months and 66 months, prepaying the remaining 15% together with accrued interest and other related expenses.

Other Relevant Matters

Call to Extraordinary General Shareholders’ Meeting

The Board of Directors of Telecom Argentina in a meeting held on October 13, 2020, which was adjourned until October 16, 2020, resolved to call the shareholders to an Extraordinary General Shareholders’ Meeting to be held on November 13, 2020, in order to consider: the total or partial withdrawal of the “Voluntary reserve for future cash dividends” and/or of the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency”, the distribution of cash dividends or dividends in kind or in any combination of both options according to the Company´s current context, and the delegation of powers to the Board of Directors.

*******

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of September 30, 2020, Telecom Argentina has 2,153,688,011 shares issued and outstanding.

For more information, please contact Investor Relations:

Fernando Balmaceda (5411) 4968 5222	Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA S.A.

Consolidated Information

Nine month period and Third Quarter - Fiscal Year 2020

(In million of Argentine pesos)

1-	Consolidated Balance Sheet
	(Restated by inflation, comparative figures in constant currency as of September 2020)

		09/30/20	12/31/19	∆ $	∆ %
	Cash and cash equivalents	21,092	31,284	(10,192)	-32.6%
	Financial Investments	18,097	723	17,374	-
	Trade receivables	16,064	20,746	(4,682)	-22.6%
	Other Receivables	6,104	5,414	690	12.7%
	Inventories	3,076	3,928	(852)	-21.7%
	Total current assets	64,433	62,095	2,338	3.8%
	Financial Investments	249	1,220	(971)	-79.6%
	Trade receivables	56	101	(45)	-44.6%
	Goodwill	226,285	226,407	(122)	-0.1%
	Property, plant and equipment ('PP&E')	289,846	300,828	(10,982)	-3.7%
	Intangible assets	95,055	100,953	(5,898)	-5.8%
	Right-of-use assets	13,272	11,616	1,656	14.3%
	Other Receivables	3,656	3,793	(137)	-3.6%
	Total non-current assets	628,419	644,918	(16,499)	-2.6%
	TOTAL ASSETS	692,852	707,013	(14,161)	-2.0%
	Trade payables	33,708	39,087	(5,379)	-13.8%
	Financial debt	37,063	43,144	(6,081)	-14.1%
	Salaries and social security payables	11,094	12,156	(1,062)	-8.7%
	Taxes payables	3,373	4,051	(678)	-16.7%
	Dividend Payable	160	-	160	-
	Lease liabilities	3,455	3,227	228	7.1%
	Other liabilities	1,590	2,023	(433)	-21.4%
	Provisions	3,402	1,457	1,945	133.5%
	Total current liabilities	93,845	105,145	(11,300)	-10.7%
	Trade payables	3,055	2,880	175	6.1%
	Financial debt	134,825	142,730	(7,905)	-5.5%
	Salaries and social security payables	798	1,053	(255)	-24.2%
	Deferred income tax liabilities	71,829	64,270	7,559	11.8%
	Taxes payables	7	17	(10)	-58.8%
	Lease liabilities	6,114	4,490	1,624	36.2%
	Other liabilities	1,193	1,860	(667)	-35.9%
	Provisions	4,821	5,660	(839)	-14.8%
	Total non-current liabilities	222,642	222,960	(318)	-0.1%
	TOTAL LIABILITIES	316,487	328,105	(11,618)	-3.5%
	Equity attributable to Controlling Company	370,734	373,076	(2,342)	-0.6%
	Non-controlling interest	5,631	5,832	(201)	-3.4%
	TOTAL EQUITY	376,365	378,908	(2,543)	-0.7%
	TOTAL LIABILITIES AND EQUITY	692,852	707,013	(14,161)	-2.0%

2-	Consolidated Loans
	(Monetary items)

		09/30/20	12/31/19	∆ $	∆ %
	Bank overdrafts - principal	3,854	11,874	(8,020)	-67.5%
	Hold-in-custody repos - principal	-	377	(377)	-100.0%
	Bank and other financial entities loans - principal	6,837	16,508	(9,671)	-58.6%
	Notes - principal	11,295	-	11,295	-
	NDF	721	441	280	63.5%
	Loans for purchase of equipment	2,108	1,834	274	14.9%
	Accrued interest and related expenses	12,248	12,110	138	1.1%
	Total Current Loans	37,063	43,144	(6,081)	-14.1%
	Notes - principal	43,716	49,558	(5,842)	-11.8%
	Bank and other financial entities loans - principal	64,810	69,321	(4,511)	-6.5%
	NDF (net of financial debt issuance expenses)	16	17	(1)	-5.9%
	Loans for purchase of equipment	4,067	3,290	777	23.6%
	Accrued interest and related expenses	22,216	20,544	1,672	8.1%
	Total Non Current Loans	134,825	142,730	(7,905)	-5.5%
	Total Loans	171,888	185,874	(13,986)	-7.5%

	Cash and cash equivalents, and Financial Investments	39,438	33,227	6,211	18.7%
	Net Financial Debt	(132,450)	(152,647)	20,197	-13.2%

TELECOM ARGENTINA S.A.

Consolidated Information

Nine month period and Third Quarter - Fiscal Year 2020

(In million of Argentine pesos)

3- Segment Information

(Segment information for periods ended as of September 30 of 2020 and 2019 as analyzed by the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

As of September 30, 2020	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	177,666	17,128	194,794	13,004	1,274	14,278	(852)	208,220
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(113,782)	(11,806)	(125,588)	(8,225)	(804)	(9,029)	852	(133,765)
Operating income before D&A	63,884	5,322	69,206	4,779	470	5,249	-	74,455
Depreciation, amortization and impairment of fixed assets	(22,958)	(28,593)	(51,551)	(3,048)	(463)	(3,511)	-	(55,062)
Operating income	40,926	(23,271)	17,655	1,731	7	1,738	-	19,393

Earnings from associates								372
Debt financial expenses								(20,669)
Other financial results, net								7,435
Net income before income tax expenses								6,531
Income tax expense								(7,780)
Net income								(1,249)

Attributable to:
Controlling Company								(1,645)
Non-controlling interest								396

As of September 30, 2019	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	129,511	75,349	204,860	9,074	5,374	14,448	(1,126)	218,182
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(85,337)	(51,288)	(136,625)	(6,266)	(3,709)	(9,975)	1,126	(145,474)
Operating income before D&A	44,174	24,061	68,235	2,808	1,665	4,473	-	72,708
Depreciation, amortization and impairment of fixed assets	(18,092)	(31,583)	(49,675)	(2,023)	(1,338)	(3,361)	-	(53,036)
Operating income	26,082	(7,522)	18,560	785	327	1,112	-	19,672

Earnings from associates								(279)
Debt financial expenses								(32,499)
Other financial results, net								12,881
Net ioss before income tax expenses								(225)
Income tax expense								(17,122)
Net loss								(17,347)

Attributable to:
Controlling Company								(17,680)
Non-controlling interest								333

TELECOM ARGENTINA S.A.

Consolidated Information

Nine month period and Third Quarter - Fiscal Year 2020

(In million of Argentine pesos)

4-	Consolidated Income Statements - restated by inflation (constant figures)
	(Allows the understanding of the variations of the Income Statement in real terms)

		09/30/20	09/30/19	∆ $	∆ %

	Revenues	208,220	218,182	(9,962)	-4.6%
	Consolidated Operating Costs	(188,827)	(198,510)	9,683	-4.9%
	Operating income	19,393	19,672	(279)	-1.4%
	Net Financial resultsand earnings from associates	(12,862)	(19,897)	7,035	-35.4%
	Net income (loss) before income tax expense	6,531	(225)	6,756	-
	Income tax expense	(7,780)	(17,122)	9,342	-54.6%
	Net loss	(1,249)	(17,347)	16,098	-92.8%

	Attributable to:
	Controlling Company	(1,645)	(17,680)	16,035	-90.7%
	Non-controlling interest	396	333	63	18.9%

	Operating income before D&A	74,455	72,708	1,747	2.4%
	As % of Revenues	35.8%	33.3%

		09/30/20	09/30/19	∆ $	∆ %
	Net Financial results
	Debt financial expenses
	Interests on financial debt	(10,463)	(9,072)	(1,391)	15.3%
	Foreign currency exhange losses on financial debt	(7,121)	(23,427)	16,306	-69.6%
	Debt refinancing results	(3,085)	-	(3,085)	-
	Total Debt financial expenses	(20,669)	(32,499)	11,830	-36.4%
	Other financial results, net
	Interest and gains of investments	(53)	1,884	(1,937)	-102.8%
	Taxes and bank expenses	(1,910)	(2,006)	96	-4.8%
	Other foreign currency exhange gains (losses)	2,832	11,394	(8,562)	-75.1%
	Financial discounts on assets, debts and other	(98)	4	(102)	-
	Gains (losses) for operations with notes and bonds	3,145	235	2,910	-
	Allowance for credit risk	-	(3,301)	3,301	-100.0%
	Interest on provisions	(601)	(1,579)	978	-61.9%
	Financial expenses on pension benefits	(165)	(130)	(35)	26.9%
	RECPAM*	4,233	6,507	(2,274)	-34.9%
	Others	52	(127)	179	-140.9%
	Total other financial results, net	7,435	12,881	(5,446)	-42.3%
	Total Net Financial results	(13,234)	(19,618)	6,384	-32.5%

	* Inflation restatement gain / (loss)

5-	Consolidated Income Statements - restated by inflation (constant figures)
	Three Months Comparison

		09/30/20	09/30/19	∆ $	∆ %

	Revenues	67,022	72,555	(5,533)	-7.6%
	Consolidated Operating Costs	(63,229)	(67,266)	4,037	-6.0%
	Operating income	3,793	5,289	(1,496)	-28.3%
	Net Financial results and earnings from associates	(2,917)	(27,568)	24,651	-89.4%
	Net income (loss) before income tax expense	876	(22,279)	23,155	-103.9%
	Income tax expense	(4,236)	(5,409)	1,173	-21.7%
	Net loss	(3,360)	(27,688)	24,328	-87.9%

	Attributable to:
	Controlling Company	(3,523)	(27,823)	24,300	-87.3%
	Non-controlling interest	163	135	28	20.7%

	Operating income before D&A	22,940	23,776	(836)	-3.5%
	As % of Revenues	34.2%	32.8%

TELECOM ARGENTINA S.A.

Consolidated Information

Nine month period and Third Quarter - Fiscal Year 2020

(In million of Argentine pesos)

6-	Breakdown of consolidated revenues - restated by inflation (constant figures)
(Revenues as of 2019 restated to 2020 values include a variati on coming from the restatement of approximately 58.2% vs. a restatement variation of 9.7% for revenues as of 2020)

	09/30/20		09/30/19		9M20 IAS 29 vs. 9M19 IAS 29
	9M20 IAS 29	IAS 29 Adjustment	9M19 IAS 29	IAS 29 Adjustment	Δ$	Δ%
REVENUES FROM SERVICES	197,044	17,404	204,441	75,213	(7,397)	-3.6%
Mobile Services	79,706	6,932	74,908	27,515	4,798	6.4%
Internet Services	44,053	3,941	48,991	18,050	(4,938)	-10.1%
Cable TV Services	40,755	3,682	45,618	16,840	(4,863)	-10.7%
Fixed Telephony and Data Services	31,955	2,802	34,184	12,544	(2,229)	-6.5%
Other service revenues	575	47	740	264	(165)	-22.3%
REVENUES FROM EQUIPMENT SALES	11,176	921	13,741	5,091	(2,565)	-18.7%

REVENUES	208,220	18,325	218,182	80,304	(9,962)	-4.6%

7-	Breakdown of consolidated revenues - restated by inflation (constant figures) Three Months Comparison

	09/30/20		09/30/19		3Q20 IAS 29 vs. 3Q19 IAS 29
	3Q20 IAS 29	IAS 29 Adjustment	3Q19 IAS 29	IAS 29 Adjustment	Δ$	Δ%
REVENUES FROM SERVICES	62,844	1,757	68,304	20,819	(5,460)	-8.0%
Mobile Services	26,489	757	25,692	7,878	797	3.1%
Internet Services	13,488	372	16,024	4,861	(2,536)	-15.8%
Cable TV Services	12,380	348	14,856	4,523	(2,476)	-16.7%
Fixed Telephony and Data Services	10,324	278	11,506	3,496	(1,182)	-10.3%
Other service revenues	163	2	226	61	(63)	-27.9%
REVENUES FROM EQUIPMENT SALES	4,178	108	4,251	1,307	(73)	-1.7%

REVENUES	67,022	1,865	72,555	22,126	(5,533)	-7.6%

TELECOM ARGENTINA S.A.

Consolidated Information

Nine month period and Third Quarter - Fiscal Year 2020

(In million of Argentine pesos)

8-	Consolidated Income Statements - restated by inflation (constant figures) (Allows the understanding of the variations of the Income Statement in real terms)

	09/30/20		09/30/19		9M20 IAS 29 vs. 9M19 IAS 29
	9M20 IAS 29	IAS 29 Adjustment	9M19 IAS 29	IAS 29 Adjustment	Δ$	Δ%
Revenues	208,220	18,325	218,182	80,304	(9,962)	-4.6%
Employee benefit expenses and severance payments	(38,668)	(3,422)	(41,544)	(15,314)	2,876	-6.9%
Interconnection and transmission costs	(7,675)	(628)	(6,970)	(2,566)	(705)	10.1%
Fees for services, maintenance, materials and supplies	(21,848)	(2,382)	(23,530)	(8,917)	1,682	-7.1%
Taxes and fees with the regulatory authority	(15,771)	(1,386)	(17,090)	(6,303)	1,319	-7.7%
Commissions and advertising	(11,501)	(1,002)	(13,031)	(4,780)	1,530	-11.7%
Cost of equipments and handsets	(7,236)	(1,055)	(10,240)	(4,469)	3,004	-29.3%
Programming and content costs	(13,645)	(1,255)	(16,453)	(6,082)	2,808	-17.1%
Bad debt expenses	(7,883)	(708)	(5,940)	(2,209)	(1,943)	32.7%
Other operating income and expenses	(9,538)	(696)	(10,676)	(3,937)	1,138	-10.7%
Subtotal Operating costs before D&A	(133,765)	(12,533)	(145,474)	(54,577)	11,709	-8.0%
Operating income before D&A	74,455	5,792	72,708	25,727	1,747	2.4%
Depreciation, amortization ('D&A') and impairment of fixed assets	(55,062)	(29,056)	(53,036)	(32,921)	(2,026)	3.8%
Operating income	19,393	(23,264)	19,672	(7,194)	(279)	-1.4%
Earnings from associates	372	38	(279)	(324)	651	-
Financial expenses on debt	(20,669)	32,173	(32,499)	17,957	11,830	-36.4%
Other financial results, net	7,435	2,643	12,881	8,577	(5,446)	-42.3%
Net income (loss) before income tax expense	6,531	11,590	(225)	19,016	6,756	-
Income tax expense	(7,780)	(1,155)	(17,122)	(14,033)	9,342	-54.6%
Net loss	(1,249)	10,435	(17,347)	4,983	16,098	-92.8%
Attributable to:
Controlling Company	(1,645)	10,441	(17,680)	4,892	16,035	-90.7%
Non-controlling interest	396	(6)	333	91	63	18.9%

9-	Consolidated Income Statements - restated by inflation (constant figures) Three Months Comparison

	09/30/20		09/30/19		3Q20 IAS 29 vs. 3Q19 IAS 29
	3Q20 IAS 29	IAS 29 Adjustment	3Q19 IAS 29	IAS 29 Adjustment	Δ$	Δ%
Revenues	67,022	1,865	72,555	22,126	(5,533)	-7.6%
Employee benefit expenses and severance payments	(12,380)	(346)	(13,753)	(4,181)	1,373	-10.0%
Interconnection and transmission costs	(2,722)	(71)	(2,380)	(719)	(342)	14.4%
Fees for services, maintenance, materials and supplies	(7,057)	(322)	(8,498)	(2,774)	1,441	-17.0%
Taxes and fees with the regulatory authority	(5,088)	(138)	(5,541)	(1,694)	453	-8.2%
Commissions and advertising	(3,953)	(112)	(4,456)	(1,359)	503	-11.3%
Cost of equipments and handsets	(2,500)	(241)	(3,112)	(1,181)	612	-19.7%
Programming and content costs	(3,966)	(108)	(5,475)	(1,679)	1,509	-27.6%
Bad debt expenses	(2,114)	(48)	(1,849)	(553)	(265)	14.3%
Other operating income and expenses	(4,302)	(70)	(3,715)	(1,155)	(587)	15.8%
Subtotal Operating costs before D&A	(44,082)	(1,455)	(48,779)	(15,295)	4,697	-9.6%
Operating income before D&A	22,940	410	23,776	6,831	(836)	-3.5%
Depreciation, amortization ('D&A') and impairment of fixed assets	(19,147)	(9,909)	(18,487)	(11,251)	(660)	3.6%
Operating income	3,793	(9,499)	5,289	(4,420)	(1,496)	-28.3%
Earnings from associates	139	18	(533)	(464)	672	-126.1%
Financial expenses on debt	(6,938)	12,982	(35,416)	790	28,478	-80.4%
Other financial results, net	3,882	1,234	8,381	4,356	(4,499)	-53.7%
Net income (loss) before income tax expense	876	4,735	(22,279)	262	23,155	-103.9%
Income tax expense	(4,236)	(129)	(5,409)	(3,190)	1,173	-21.7%
Net loss	(3,360)	4,606	(27,688)	(2,928)	24,328	-87.9%
Attributable to:
Controlling Company	(3,523)	4,613	(27,823)	(2,958)	24,300	-87.3%
Non-controlling interest	163	(7)	135	30	28	20.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	November 10, 2020	By:	/s/ Fernando José Balmaceda
			Name:	Fernando José Balmaceda
			Title:	Responsible for Market Relations